FlatWorld Acquisition Corp. Announces Closing of

$22,000,000 Initial Public Offering

NEW YORK, and ROAD TOWN, TORTOLA, British Virgin Islands, December 15, 2010 —/PRNewswire/ - FlatWorld Acquisition Corp. (the "Company") (OTCBB: FTWAU), a newly-organized blank check company formed for the purpose of acquiring or merging with an operating business in either the global business services sector or emerging Asian markets including China and India, announced today it has closed its initial public offering of 2,200,000 units at a price of $10.00 per unit for gross proceeds of $22,000,000.  Each unit issued in the initial public offering consists of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $11.00 per ordinary share.

The Company has deposited $22,440,000 (including the proceeds of a previously announced private placement), or approximately $10.20 per share, into a trust account maintained by Continental Stock Transfer & Trust Company, acting as the trustee. None of the funds held in trust will be released from the trust account, other than for working capital purposes or to pay taxes, until the earlier of (i) the consummation by the Company of a business transaction by September 9, 2012 or (ii) the Company's redemption of the public shares sold in the offering prior to any voluntary winding-up in the event the Company does not consummate a business transaction within such timeframe or (iii) the Company’s liquidation.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM) acted as book-running manager of the offering.  EarlyBirdCapital, Inc. and Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE Amex: LTS), acted as co-managers of the offering.  Ellenoff Grossman & Schole LLP acted as counsel to the Company, Forbes Hare acted as British Virgin Islands counsel to the Company and Loeb & Loeb LLP acted as legal counsel to the underwriters.

The offering of these securities will be made only by means of a prospectus. A registration statement relating to the units and the underlying securities has been declared effective by the Securities and Exchange Commission on December 9, 2010. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the final prospectus relating to the offering, when available, may be obtained for free by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov. Alternatively, a copy of the prospectus related to this offering may be obtained from Rodman & Renshaw, LLC, Prospectus Department, 1251 Avenue of the Americas, New York, NY, 10020, telephone: 212-430-1710 or email: prospectus@rodm.com.

About FlatWorld Acquisition Corp.

FlatWorld Acquisition Corp. is a newly-organized blank check company formed for the purpose of acquiring or merging with an operating business in either the global business services sector or emerging Asian markets including China and India.  The Company’s target business will not be limited to a particular industry, geographic region, or a minimum transaction value.

Company Contact

Jeffrey A. Valenty

President and CFO

212-796-4004

Valenty@FlatWorldCapital.com